

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

September 21, 2015

Via E-mail
Min Xiahou
Chief Executive Officer
SPI Energy Co., Ltd.
7F/B Block, 1st Building, Jinqi Plaza
No. 2145 Jinshajiang Road, Putuo District
Shanghai, P.R. China

> **Re:** **SPI Energy Co., Ltd.**
> **Amendment No. 2 to Registration Statement on Form F-4**
> **Filed September 3, 2015**
> **File No. 333-204069**

Dear Mr. Xiahou:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 20, 2015 letter.

<u>If the PRC government finds that the structure, page 41</u>

1.   We note your response to comment 3. Please update this risk factor and related disclosure as necessary in light of the referenced ongoing changes to PRC laws.

Business of Solar Power, Inc., page 75

2.   We note your response to comment 6 and it remains unclear how you can describe your your business as being a "leading" one in light of the limited sales you have to residential and government customers. Please make appropriate revisions throughout the prospectus or advise.

3.   We note your response to comment 7.   Please revise your disclosure so that it is clear that you have only recently started to act as a primary developer and have not commenced construction as you describe in your response. Also, your response does not address how you have greenfield project originations. Please revise to remove the reference to greenfield projects or advise.

E-Commerce and Investment Business, page 86

4.   We note your responses to comments 11 and 12. It is unclear whether your English language website has the same functionality as the Chinese language website. Please advise. In addition, the information that investors must provide in order to invest via your e-commerce platform would not seem to preclude United States investors. For instance, your requirements that an investor be able to read your Chinese-language website, possess PRC ID numbers, and hold an account at a Chinese bank would not appear to guarantee that there are no offers and sales inside the U.S. Please expand your analysis as to why you believe the requirements of your platform operate to preserve your Regulation S exemption, including whether there are any mechanisms which prevent the execution of sales to persons in the U.S.

5.   We note your response to prior comment 13 and in particular your statement that investors have started to accumulate the "carbon beans" as bonus points which cannot currently be traded or redeemed. Please tell us how the point program works at this preliminary stage and what a "point" represents.

Experts, page 147

6.   We note the disclosure relating to limitations on the liability of KPMG in relation the services provided to Solar Juice Pty Limited. Please have KPMG describe to us in greater detail the limitations on its liability, and explain to us how it considered these limitations in assessing its independence when performing its audit pursuant to auditing standards generally accepted in the United States of America.

<u>Financial Statements, page F-1</u>

<u>General</u>

7.   Please revise your filing to provide headers on each set of financial statements to assist users in identifying the financial statements of each entity that is included in your Form F-4.

   You may contact Eric Atallah at 202-551-3663 or Kaitlin Tillan Assistant Chief Accountant, at 202-551-3604 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Mumford at 202-551-3637 or Daniel Morris, Special Counsel, at 202-551-3314 with any other questions.

         Sincerely,

         /s/ Daniel Morris for

         Amanda Ravitz
         Assistant Director
         Office of Electronics and Machinery

cc: Daniel Eng